SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2024

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Corporate Taxpayer’s ID (CNPJ/MF): 76.483.817/0001-20

PUBLICLY HELD COMPANY

CVM Registration 1431-1

MINUTES OF THE 513th MEETING OF THE SUPERVISORY BOARD OF COPEL, HELD ON FEBRUARY 29, 2024.------------------------------------------------------------------------------------

On February 29, 2024, at 4 p.m., after participating as listeners to the resolutions of the Board of Directors’ 247th Ordinary Meeting, held on this date, as determined in article 163, paragraph 3, of Law 6,404/1976, the members of the Supervisory Board, record and sign the minutes for this collegiate meeting of Companhia Paranaense de Energia - Copel, which was duly called to resolve on the following matters. 1. Opinion Issued by the Supervisory Board regarding the Management’s Annual Report and Financial Statements for the 2023 fiscal year (Consolidated), and the Management’s proposal for the Allocation of Net Income for the 2023 Fiscal Year and Payment of Profit Sharing related to the Integration between Capital and Labor. Regarding the item on the agenda, the members of the Supervisory Board of Companhia Paranaense de Energia - Copel, pursuant to their legal and statutory duties and responsibilities, record they have examined the Management’s Annual Report, the Financial Statements for the 2023 fiscal year, and the Management’s proposal for the Allocation of Net Income for the 2023 Financial Year, all of which were approved by the Board of Directors on this date, in addition to the Opinion issued by the independent auditors of Deloitte Touche Tohmatsu Auditores Independentes Ltda. - Deloitte, without reservations. The drafts were received and analyzed individually by the members of the Supervisory Board prior to the meeting and the inquiries, suggestions, and recommendations of this board was discussed, in advance, with the Company’s Management and the Deloitte, the Independent Audit, at a prior meeting. The members of the Supervisory Board also recorded that, throughout the 2023 fiscal year, this Board, which was elected by the General Shareholder’s Meeting held on April 28, 2023, held a total of 22 meetings in which it monitored and discussed, with the Company's Management, relevant issues regarding governance, the management and performance of the business, investment planning and distribution of results, as well as disclosures to shareholders, in joint meeting with the Board of Directors and in separate meetings with representatives of the Executive Board, with the Statutory Audit Committee, and the Independent Audit. The Supervisory Board examined and discussed the Internal Audit reports with the responsible area; made inquiries to the risk management area about the monitoring of material risks, and made inquiries to Management about the effectiveness of the internal controls implemented and managed by it, receiving information that the risks are monitored and the controls are adequate and effective, being ensured that on the adequateness and integrity of the information reported in the Financial Statements; monitored the work of independent auditors through interviews and requests for clarification to better understand the Company’s relevant accounting and equity issues in joint meetings with the Board of Directors, the Statutory Audit Committee and the Board of Directors, discussed with the Independent Auditor and followed the discussions regarding the main audit matters highlighted by the Board of Directors prior to issuing its opinion.  Based on what they had access and their inquiries, examination of reports and discussions, the members of the Supervisory Board issued an opinion confirming that the aforementioned reports may be submitted for assessment by the Company's shareholders at the General Shareholders’ Meeting, scheduled to take place on April 22, 2024. Considering the above, the Members of the Supervisory Board agree with the favorable statements issued by: a) the Executive Board, at its 2589th Meeting, held on February 22, 2024; b) the Statutory Audit Committee, at its 296th Meeting, held on February 28, 2024; c) the Board of Directors, at its 247th Ordinary Meeting, held on this date, in which the draft of the Independent Audit Opinion was discussed; d) the

Independent Audit, Deloitte, which issued a opinion without reservations; and e) the terms of the Management's representation letter, issuing the Opinion transcribed below, addressed to the Company’s Shareholders: OPINION ISSUED BY THE SUPERVISORY BOARD REGARDING THE MANAGEMENT’S ANNUAL REPORT AND FINANCIAL STATEMENTS FOR THE 2023 FISCAL YEAR (CONSOLIDATED), AND THE MANAGEMENT’S PROPOSAL FOR THE ALLOCATION OF NET INCOME FOR THE 2023 FISCAL YEAR AND PAYMENT OF PROFIT SHARING RELATED TO THE INTEGRATION BETWEEN CAPITAL AND LABOR - The members of the Supervisory Board of Companhia Paranaense de Energia - Copel, undersigned, within their legal and statutory duties and responsibilities, examined the Financial Statements for the 2023 fiscal year, which comprise the balance sheet on December 31, 2023, and the respective statements of income, comprehensive income, and changes in equity and cash flows for the fiscal year ending on said date, as well as the corresponding explanatory notes and the Management's Proposal for Allocation of Net Income for the 2023 Fiscal Year. The minutes were received and analyzed individually by the members of the Supervisory Board and previously discussed with Management. Based on the work and discussions, analysis and interviews carried out throughout the year, and the monitoring and clarifications provided by Management and the Independent Audit regarding internal controls, also considering the Auditor's Report issued by Deloitte Touche Tohmatsu Auditores Independentes Ltda. regarding the Parent and Consolidated Financial Statements, without reservations, the members of the Supervisory Board hereby issue the opinion that the Financial Statements for the 2023 fiscal year may be submitted for resolution by the General Shareholders' Meeting. Curitiba, February 29, 2024. (a) DEMETRIUS NICHELE MACEI - Chair; HARRY FRANÇÓIA JÚNIOR; JOSÉ PAULO DA SILVA FILHO; OSMAR RIBEIRO DE ALMEIDA JÚNIOR; and JULIANA PICOLI AGATTE. There being no other matters to discuss, the Chair adjourned the meeting. ---------------------------------------------

(signed electronically) DEMETRIUS NICHELE MACEI Chair	(signed electronically) HARRY FRANÇÓIA JÚNIOR

(signed electronically) JOSÉ PAULO DA SILVA FILHO	(signed electronically) OSMAR RIBEIRO DE ALMEIDA JÚNIOR

(signed electronically) JULIANA PICOLI AGATTE

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date March 11, 2024

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.